Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following slides and remarks were presented at a Sprint employee Town Hall:

>>Michel Combes: …There’s also, and I was discussing that with investors this morning, there’s also a little bit of confusion about the pending merger so some customers may be less likely to choose Sprint, but we should not try to find that as an excuse. Let’s make sure that when someone shows up in a store at least we sell handsets or non-handsets. All of these factors which I have just mentioned led to a decrease in traffic and as a result phone net adds were -26,000 for the quarter which is more of less the same performance as in Q2.

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We will launch 5G services in nine downtown areas to provide customers contiguous mobile coverage and we will expand from there so from these nine hotspots. Of course we would love to be in even more markets, but right now our low band spectrum and limited resources cannot support consistent national wide coverage and you know that it is really the rationale and the reason for the merger with T-Mobile and why this merger is so critical. The new company will be able to scale and accelerate 5G rollouts in more places more quickly. So we are going to ignite it and then I hope that through the merger we’ll be able to accelerate and to take a massive lead in 5G networks in the U.S. And this chart is quite, let’s say, illustrative of what I have just said. That’s something that we discussed with our friends last week when we were up in Seattle. That illustrates what we can do separately versus what a combined company might do. So separately Sprint and T-Mobile do not have the resources and spectrum to reach all Americans with a broad set of 5G devices, but when we combine both companies we can build the best nationwide 5G network, one that neither company could build on its own. Look at the population that we will be able to cover with 500 mbps if we are together, more than 200 million where if we just were on our own, I mean, we cannot go beyond 150 mbps for each of us. So that’s really an amazing value proposition that we will have when we will be together.

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Yesterday I sent you an e-mail about some more exciting news together with T-Mobile we announced that if the merger is approved, the new company plans to build five new care centers and the first one will be right here in the Overland Park campus. Now I know that let’s say, probably some of you are thinking is this just going to become one big call center after the merger. And the answer is obviously no. I mean, as you know, we are working hard in order to make sure the Overland Park will be the second headquarters of the company. It is now, of course, agreed with T-Mo. We want to bring in this campus many different types of critical businesses for the company and so that is the first announcement that was done yesterday in care but there will be other announcements to strengthen the position of Kansas City in the company moving forward and we will do the same for some of our other location such as in Reston or such as in New York.

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Now I know you are all interested to know what’s going on with the merger. I have seen many questions and I’ve always told you that I will try to update you in details around the merger when there is some news or when there is some information. As you know, there are two parts in this topic, there is the regulatory process on one side and the integration process on the other side. So let’s look at what has been going on since we last met.

First from a regulatory point of view, the federal government shut down slowed things down a bit from a regulatory review perspective but we are glad it is now open and the review of our merger can get back on track. We completed CFIUS and the Team Telecom process before the end of 2018 which is one of several big steps that need to have been in the regulatory process. That’s a big deal so that was a good achievement just before the end of the year. Some of us, Dow, John, Marcelo, myself we were among the Sprint leaders who gave depositions to the Department of Justice just a couple of weeks ago. That is now finished. So at least the one we were aware of so now it is up to the DOJ to work on all the materials, which have been delivered to them.

We still need to complete the region process with the FCC and DOJ, but now the FCC is back up and running it will be easier to work with them and they are also as you know 19 states reviewing the merger, 15 have already given us their approval. The California Public Utilities Commission is conducting hearings that I expect to continue into February. Dow will be there next week for his testimony, which will be very similar to what we have already submitted to the FCC. The U.S. House of Representatives Energy and Commerce and Judiciary committees announced that they plan to have a joint hearing in mid February and Marcelo has agreed to testify with John Legere.

Of course with all those hearings it is possible that let’s say we might have some media coverage and remember last time when Dow had all those hearings and we had to make sure that we delivered the right balanced messages to all public for which we speak so don’t be surprised if you read a few things in the press from time to time. Let’s remain focused on our delivery and we should not pay attention to much to the media.

All in all we remain optimistic that final decision from government will come in the spring and that we can, that we will be able to close the deal in the first half of 19. So we are still on the same timing which has always been the same. The shutdown has maybe postponed by a few weeks, so we are always told that the, let’s say the closing should occur in Q2. We were more leaning for the beginning of the quarter, that maybe now is more for the end of the quarter, but we remain more or less ballparked in the same type of timing. Of course, nothing is done. Until the very last day nothing is done. But looks like that at least the story we are presenting is compelling and that everyone gets the interest for the country for the two companies, for the competition, for the employment, for the jobs, which might be created to put those two companies together. So that is where we stand. I will continue to update you. I will continue to give you let’s say at least the subtitles or whatever it might be set by the press or whatever. But I think we are moving in the right direction and so we should continue to work there. And Marcelo continues to lead the charge in that space. I can tell you he is going to spend all the next 10 days in Washington to prepare for the U.S. House of Representatives hearings which is a big deal.

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While the regulatory process continues, our integration work is moving full speed ahead and most likely some of you have seen it meaning that we are progressively shifting gears in that space. Of course we still have to be cautious because we cannot do any gun-jumping or whatever. Meaning we cannot preempt any decision but we can start to prepare ourselves for the next stage. We were recently in Seattle with the management team where our Leadership Team got together to review all the integration plans. There are many teams working on this and we expect that those teams will probably add additional people whether it’s on I.T., retail, on care, to ensure that these plans can be executed flawlessly.

We are moving progressively from the planning phase on the execution phase and in this phase that is when Nestor has now taken the lead so he is leading the charge for all of us in order to make sure that we enter in this execution phase in a coordinated manner and that we make sure all what has to be delivered will be delivered in a proper manner. It is going to be a big task moving forward. We will have to make some trade-offs in between our day-to-day operations and integrations but, of course, we continue to deliver on the day-to-day and also prepare the future so that is what we’re doing right now.

I can tell you that I was really impressed last week when we looked at this new network that we will build together. How, let’s say, we are going to put the two companies together, in order to be really growth engine in this industry. I am amazed by the fact that for one time ever we can really build, if we are successful, the number one player in the industry. And we will have the assets, we will have the skills, we will have the people, and you are part of those, which can really build this number one operator in the U.S. Think about it. I mean, we have never thought one day we would be in position to really move to number one in this industry and that is our chance now. That is the reason why and see you hear and you see that’s the reason why we and Marcelo are devoting so much time because we believe that it is really the right thing to do for the company moving forward.

The next few months will be challenging. So let’s be, let’s be honest, it has been challenging the past few months. But the more we move in that phase, the more challenging it is because we have to do many things in parallel. Running the business and preparing the integration of the two companies for when the transaction closes, which is good. Also John and Mike from T-Mobile are planning to visit some of our locations. They came here, you remember, a few months ago. And so that’s important they can go around the company just to meet some of our people and we expect to announce a Senior Leadership Team for the new company in the next coming months, which will be important in order to figure out how the company will move forward post deal, if we get the approval from the government.

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>>Nestor Cano: First of all, thank you very much too many of you that all of a sudden, you are having two jobs. You are being able to do the day-to-day and also be highly motivated and engaged in the integration. We are moving forward. We were planning before Christmas, we were in a big planning season. Now we are in an execution season. We are preparing ourselves for Day Zero, meaning the day that we sign. And also starting to define all the plans and all the movements for day one is the day that we are going to meet together as a one company. We have to do things before closing. Now we are getting into real deep work. We are defining all the I.T. requirements and we are going to start coding at the end of February. We will need to recruit people in call centers for support, for support into retail, for people into retail. We have a very tall order that the two executive teams have put there is that day one, that is 60 or 90 days after closing, all the stores will be ready to work with all the combined customers. All the stores will be T-Mo, all the stores will be Sprint. There is no customer left behind. And that is a very tall order and to be ready let’s call it around mid summer, or go September, July, who knows. That means that now we are getting into a very intensive moment of coding, training, defining process, as usual the list is too long and that means we need to make a few cuts on what we do first and what we do second and we need you to help us to make those priorities and get ready. The most important thing is thank you for sprinting as you guys are doing because we know, it’s a lot of work, and lots of long nights and trips with cold weather and everything and we are going to get there. Thank you very much. And if there’s any questions, I am glad to answer also.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.